SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                         Peerless Industrial Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   254680-10-1
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                                 (CUSIP Number)

                              Brian D. Wenger, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8417
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 14, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.










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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                   Page 1 of 4



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CUSIP No.  254680-10-1                     13D        Page  2   of   4  Pages
          -------------------------                        ----    ----
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Richard W. Perkins
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

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3   SEC USE ONLY



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4   SOURCE OF FUNDS*

    N/A

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E) [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


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                                7          SOLE VOTING POWER

                                           109,000
                              --------------------------------------------------
          NUMBER OF             8          SHARED VOTING POWER
           SHARES
        BENEFICIALLY                       425,449
          OWNED BY
            EACH              --------------------------------------------------
          REPORTING             9          SOLE DISPOSITIVE POWER
           PERSON
            WITH                           109,000

                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           425,449
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    534,449

--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%

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14  TYPE OF REPORTING PERSON*

    IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1:           Security and Issuer

         The Name of the Issuer is Peerless Industrial Group, Inc. and the address of its principal office is 2430 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Person beneficially owns 534,449 shares of Common Stock.


Item 2:           Identity and Background

         (a)      Richard W. Perkins

         (b)      730 East Lake Street
                  Wayzata, Minnesota 55391

         (c) President of Perkins Capital Management, Inc. and Director of the Issuer

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

         (f)      United States


Item 3:           Source and Amount of Funds or Other Consideration

                  Not applicable.


Item 4:           Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock of the Issuer reported herein for investment purposes. The Reporting Person has no present intention to purchase additional shares of Common Stock of the Issuer.

         The Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


                                   Page 3 of 4



Item 5:           Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 534,449 shares of Common Stock constituting approximately 10.4% of outstanding Common Stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 109,000 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote of 425,449 shares of Common Stock of the Issuer reported herein. Such shares are owned by the management of Peerless Chain Company. The Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Issuer reported on Schedule 13G by Perkins Capital Management, Inc.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not applicable.


Item 7:           Material to be Filed as Exhibits

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Dated: February 14, 1997



                                                       /s/ Richard W. Perkins
                                                       -------------------------
                                                       Richard W. Perkins
                                                       Director


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